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Filed by MB-MidCity, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 333-64584
Subject Companies:
MB Financial, Inc. (File No. 0-24566) MidCity Financial Corporation

Forward-Looking Statements

    When used in this filing and in other filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. Various factors could cause actual results to differ materially from the results anticipated or projected. These factors include, but are not limited to, the following: (1) expected cost savings and synergies from the planned merger of MB Financial, Inc. and MidCity Financial Corporation might not be realized within the expected time frame; (2) revenues following the merger could be lower than expected; (3) costs or difficulties related to the integration of the businesses of MB Financial and MidCity Financial might be greater than expected; (4) the requisite shareholder approvals of the transaction might not be obtained; (5) deposit attrition, operating costs, customer loss and business disruption before and after the merger might be greater than expected (6) competitive pressures among depository institutions, particularly in the Chicago banking market; (7) the credit risks of lending activities; (8) changes in the interest rate environment and in the demand for loans; (9) real estate values; (10) general economic conditions, either nationally or in the states in which the combined company will be doing business, might be less favorable than expected; (11) new legislation or regulatory changes; and (12) changes in accounting principles, policies or guidelines.

    We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information

    Investors and security holders are advised to read the definitive joint proxy statement/prospectus relating to the proposed merger of MB Financial, Inc. and MidCity Financial Corporation because it contains important information. This document can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." This document also can be obtained free of charge upon written request to MB Financial, Inc., Investor Relations, 1200 N. Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

    MB Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MB Financial shareholders to approve the merger. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by MB Financial on March 21, 2001. Additional information regarding the interests of these participants, as well as information regarding the directors and executive officers of MidCity Financial, may be obtained by reading the definitive joint proxy statement/prospectus relating to the proposed merger of MB Financial and MidCity Financial.

    Set forth below is a press release issued by MB Financial on October 24, 2001:

MB Financial, Inc. 1200 North Ashland Avenue Chicago, Illinois 60622 (773) 278-4040 NASDAQ: MBFI

PRESS RELEASE

For Information at MB Financial, Inc. Contact:
Jill York—Vice President and Chief Financial Officer
(773) 645-7866
E-Mail: york@manbk.com

FOR IMMEDIATE RELEASE

MB Financial, Inc. reports 23.2% increase in third quarter earnings

    CHICAGO, October 24, 2001—MB Financial, Inc. (NASDAQ: MBFI) (The Company), the holding company for Manufacturers Bank, announced today third quarter net income of $3.6 million compared to $3.0 million for the third quarter of 2000, an increase of 23.2%. Basic earnings per share for the third quarter of 2001 was $0.52 compared to $0.42 for the same quarter last year. Fully diluted earnings per share was $0.49 for the third quarter compared to $0.42 for the third quarter last year.

    Mitchell Feiger, President and Chief Executive Officer of MBFI, said, "This quarter continues a steady stream of strong earnings for our Company. We are very pleased with our results, which exceeded our expectations.

    "Our merger with MidCity Financial Corporation is on schedule and is expected to close during the first week of November 2001. We are far along in our integration planning and anticipate a smooth transition. With this merger, our Company will have a more significant position in the Chicago market. We are very excited about our recent announcement of MB Financial Bank as the new name for our combined Illinois banking subsidiary."

RESULTS OF OPERATIONS

Third Quarter Results

    The Company had net income of $3.6 million, an increase of 23.2%, for the third quarter of 2001, compared to $3.0 million for the same 2000 period. Net interest income was $13.2 million for the three months ended September 30, 2001 compared to $11.0 million for the three months ended September 30, 2000. Net interest income increased primarily due to growth in the Company's commercial and lease banking businesses as well as volume increases related to the acquisition of FSL Holdings, Inc. (FSL), which was completed in the second quarter of 2001.

    Other income increased $615 thousand (23.6%) to $3.2 million for the quarter ended September 30, 2001 from $2.6 million for the same period in 2000. The growth was comprised of increases in loan service fees of $1.5 million and deposit service fees of $101 thousand, which were partially offset by declines in other operating income of $595 thousand and net lease financing of $467 thousand.

    Other expense increased $1.2 million (14.0%) to $9.9 million for the third quarter of 2001 from $8.7 million for the third quarter of 2000. The increase was primarily due to increases in salaries and other employee benefits and other operating expense of $583 thousand and $599 thousand, respectively, as the Company grew through the FSL acquisition.

Year-To-Date Results

    Net income was $9.9 million for the nine months ended September 30, 2001, an increase of 16.5%, compared to $8.5 million for the nine months ended September 30, 2000. Net interest income increased to $35.9 million for the nine months ended September 30, 2001 from $33.0 million for the nine months ended September 30, 2000. Net interest income increased primarily due to growth in the Company's commercial and lease banking businesses that was partially offset by a decline in the Company's net interest margin.

    For the nine months ended September 30, 2001, other income increased $1.7 million (20.8%) to $9.8 million from $8.1 million for the nine months ended September 30, 2000. The increase was primarily attributable to a $1.7 million increase in loan service fees and $442 thousand of additional income from the increase in cash surrender value of life insurance.

    For the nine months ended September 30, 2001, other expense increased $1.8 million (6.7%) to $28.4 million from $26.6 million for the nine months ended September 30, 2000. The increase was primarily due to an increase in salaries and other employee benefits of $1.1 million, as well as other operating expenses of $599 thousand, as the Company grew through the FSL acquisition.

NET INTEREST MARGIN

    The following table sets forth a summary of the Company's net interest income, average earning assets and net interest margin (dollar amounts in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
Net interest income	$13,178	$11,029	$35,949	$32,958
Average interest earning assets	$1,507,693	$1,271,338	$1,434,284	$1,220,067
Net interest margin (1)	3.48%	3.46%	3.36%	3.62%
Net interest margin	3.47%	3.45%	3.35%	3.61%

(1)
Net interest margin is presented on a fully tax equivalent basis assuming a 35% tax rate.

    The Company's net interest income increased $2.1 million (19.5%) to $13.2 million for the quarter ended September 30, 2001 from $11.0 million for the comparable 2000 period. The increase in net interest income resulted from an increase in interest income of $910 thousand, or 3.4%, and a decrease in interest expense of $1.2 million, or 7.7%. Interest income increased due to a $236.4 million, or 18.6% increase in average earning assets, comprised of a $297.8 million, or 29.6% increase in average loans offset by a $64.4 million, or 24.8% decline in average investment securities. The increase in average earning assets was partially offset by a 112 basis point decline in yield in the current declining rate environment to 7.40%. Interest expense declined due to a 120 basis point decline in the cost of funds to 4.28%, which was partially offset by a $209.5 million, or 17.9% increase in average interest bearing liabilities. The net interest margin expressed on a fully taxable equivalent basis rose two basis points to 3.48% in the third quarter of 2001 from 3.46% in the comparable 2000 period.

    For the nine months ended September 30, 2001, net interest income increased $3.0 million (9.1%) to $35.9 million from $33.0 million for the comparable 2000 period. The increase in net interest income resulted from an increase in interest income of $7.6 million, or 10.0%, partially offset by an increase in interest expense of $4.6 million, or 10.7%. Interest income increased due to a $214.2 million, or 17.6%, increase in average interest earning assets, comprised primarily of a $260.1 million, or 27.4% increase in average loans and a $47.9 million, or 17.7% decrease in average investment securities. The growth in average earning assets was partially offset by a 53 basis point decline in yield to 7.80%. Interest expense increased due to a $203.9 million, or 18.2% increase in average interest bearing liabilities, which was partially offset by a 32 basis point decline in their cost to 4.81%. The net interest margin expressed on a fully taxable equivalent basis declined by 26 basis points to 3.36% in the current year to date period from 3.62% in 2000.

OTHER INCOME

    Other income increased $615 thousand to $3.2 million for the quarter ended September 30, 2001 from $2.6 million for the same period in 2000. The increase was driven by a $1.5 million increase in loan service fees due to greater volumes and a $975 thousand write down in the value of interest only securities charged to income in the third quarter of 2000. The loan service fee increase was partially offset by a $595 thousand decline in other operating income due to $500 thousand in gains realized on the sale of equipment and $171 thousand in gains on the sale of other real estate during the third quarter of 2000. Net lease financing declined by $467 thousand as $300 thousand in gains on residual disposition were realized during the 2000 period, while in the third quarter of 2001, the Company established specific reserves against two lease schedules totaling $600 thousand and realized gains on residual disposition of $218 thousand.

    For the nine months ended September 30, 2001, other income increased $1.7 million to $9.8 million from $8.1 million for the nine months ended September 30, 2000. Loan service fees increased by $1.7 million due to increased volume and the 2000 write down in the value of interest only securities. Increase in cash surrender value of life insurance, deposit service fees and net gains on available for sale securities increased by $442 thousand, $290 thousand and $127 thousand, respectively, while other operating income declined by $848 thousand due to gains realized on the sale of equipment and the sale of other real estate during the 2000 nine month period.

OTHER EXPENSE

    Other expense increased $1.2 million to 9.9 million for the third quarter of 2001 from $8.7 million for the third quarter of 2000. The increase was primarily due to a $583 thousand increase in salaries and employee benefits due primarily to growth through the FSL acquisition. Other operating expense increased by $591 thousand, due primarily to volume increases related to the FSL transaction.

    For the nine months ended September 30, 2001, other expense increased by $1.8 million or 6.75% to $28.4 million from $26.6 million in the same 2000 period. Salaries and employee benefits grew by $1.1 million to $15.0 million, from $13.9 million in 2000 due to annual salary adjustments and additional employees due to the FSL transaction. Other operating expenses increased by $599 thousand to $5.6 million, from $5.0 million in 2000, primarily due to volume increases related to the FSL acquisition.

INCOME TAXES

    Income tax expense for the three months ended September 30, 2001 was $2.1 million compared to $1.2 million for the same period in 2000. The effective tax rate increased to 36.3% for the third quarter of 2001 from 29.2% for the same period in 2000. The effective tax rate increased due to an increase in provision for state taxes.

    Income tax expense for the nine months ended September 30, 2001 was $5.3 million compared to $3.6 million for the same period in 2000. The effective tax rate increased to 34.9% for nine months ended September 30, 2001 from 30.0% for the same period in 2000. The effective tax rate increased due to an increase in provision for state taxes.

BALANCE SHEET

    Total assets increased $201.8 million to $1.7 billion at September 30, 2001 compared to $1.5 billion at December 31, 2000. The increase was primarily due to the acquisition of FSL, which had total assets of $223.5 million as of the purchase date. Net loans increased $257.1 million as the Company acquired approximately $141.0 million in loans through the FSL acquisition and subsequently sold $46.2 million of the FSL portfolio. The remaining increase in loans was due to growth in the Company's commercial and lease banking business. Investment securities available for sale declined by $54.6 million.

    Total liabilities increased $189.9 million to $1.6 billion at September 30, 2001 compared to $1.4 billion at December 31, 2000. The growth was due to a $179.1 million increase in total deposits due primarily to the acquisition of FSL. The increase included a $173.8 million increase in interest bearing deposits and $5.0 million increase in non-interest bearing deposits. Long-term borrowings grew by $22.2 million, with increases in correspondent bank debt, Federal Home Loan Bank advances and notes payable of $16.0 million, $3.3 million and $2.9 million, respectively. Short-term borrowings decreased by $11.3 million, as declines in Federal Home Loan Bank advances, federal funds purchased and U.S. Treasury demand notes of $68.0 million, $6.4 million, and $2.7 million, respectively, were partially offset by increases in securities sold under agreement to repurchase and correspondent bank lines of $50.4 million and $15.4 million, respectively.

    Total assets increased $201.1 million to $1.7 billion at September 30, 2001 compared to $1.5 billion at September 30, 2000. The increase was primarily due to the acquisition of FSL, which had total assets of $223.5 million as of the purchase date. Net loans increased $279.8 million as the Company acquired approximately $141.0 million in loans through the FSL acquisition and subsequently sold $46.2 million of the acquired loans. The remaining increase in loans was due to growth in the Company's commercial and lease banking business. Investment securities and other assets declined by $75.5 million and $13.2 million, respectively.

    Total liabilities increased $184.9 million to $1.6 billion at September 30, 2001 compared to $1.4 billion at September 30, 2000. The increase was due to a $218.4 million increase in interest bearing deposits and a $14.8 million increase in non-interest bearing deposits primarily due to accounts acquired in the FSL transaction. Short-term borrowings decreased by $64.9 million due to declines in Federal Home Loan Bank advances, federal funds purchased and U.S. Treasury demand notes of $68.0 million $53.5 million and $2.7 million, respectively, which were partially offset by increases in securities sold under agreement to repurchase and correspondent bank lines of $44.0 million and $15.4 million, respectively. Long-term borrowings increased by $21.6 million due to increases in correspondent bank debt, Federal Home Loan Bank advances and notes payable of $16.0 million, $3.3 million and $2.3 million, respectively.

    At September 30, 2001, the Bank's total risk-based capital ratio was 11.48%, Tier 1 capital to risk-weighted assets ratio was 9.31% and Tier 1 capital to average asset ratio was 8.07% and was categorized as "Well-Capitalized" by the Federal Deposit Insurance Corporation.

    As of September 30, 2001, the Company's book value per share was $14.78 compared to $12.36 at September 30, 2000.

ASSET QUALITY

    The following table presents a summary of non-performing assets as of the dates indicated (dollars in thousands):

	At September 30, 2001	At September 30, 2000
Non-performing loans
Non-accrual loans	$4,601	$9,561
Loans 90 days or more past due, still accruing interest	242	60

Total	4,843	9,621
Other real estate owned	837	475
Other repossessed assets	25	—

Total non-performing assets	$5,705	$10,096

Total non-performing loans to total loans	0.37%	0.93%
Allowance for loan losses to non-performing loans	306.75%	134.34%
Total non-performing assets to total assets	0.34%	0.69%

    A reconciliation of the activity in the Company's allowance for loan losses follows (dollars in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
Balance at beginning of period	$17,190	$12,638	$13,837	$12,197
Additions from FSL acquisition / purchase of loans	—	—	3,025	—
Provision for loans losses	750	750	2,150	2,340
Charge-offs	(3,284)	(940)	(4,705)	(2,264)
Recoveries	200	477	549	652

Balance at September 30,	$14,856	$12,925	$14,856	$12,925

Total loans at September 30,	$1,315,323	$1,033,588	$1,315,323	$1,033,588
Ratio of allowance for loan losses to total loans	1.13%	1.25%	1.13%	1.25%

    The Company maintains its allowance for loan losses at a level that management believes will be adequate to absorb estimated losses on existing loans based on an evaluation of the collectibility of loans and prior loss experience. In the first quarter of 2001, the Company added $22.8 million of pooled home equity lines of credit through the purchase of a 100% interest in the 97-2 securitization trust and added $2.0 million to the allowance for loan losses for these loans. In the second quarter of 2001, $1.0 million was added to the allowance with the acquisition of FSL. The three-month and nine month charge-offs for 2001 include $2.7 million in loans to two commercial customers.

CASH EARNINGS

    The purchase method of accounting has been used to record each of the Company's acquisitions. As a result, the recorded basis of the net assets of the acquired entities has been adjusted to fair value. Adjustments included recording core deposit intangibles to reflect the difference between the fair value and underlying basis of deposits purchased and recording goodwill for the excess of the acquisition cost over the fair value of net assets acquired. Core deposit intangibles and goodwill are being amortized as a non-cash expense over periods of up to eight and 20 years, respectively. Amortization expense reduces net income during the amortization periods.

    The following table sets forth the Company's cash earnings, which is defined by management as net income excluding amortization of core deposit intangibles and goodwill and the related deferred income tax effect (dollars in thousands except earnings per share data):

	Three Months Ended		Nine Months Ended
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
Net income	$3,634	$2,950	$9,872	$8,471
Goodwill amortization	333	210	843	617
Core deposit intangibles amortization (net of tax)	153	183	444	548

Cash earnings	$4,120	$3,343	$11,159	$9,636

Cash earnings per share: (1)
Basic	$0.58	$0.47	$1.58	$1.36
Diluted	$0.55	$0.47	$1.52	$1.36
Performance ratios: (2)
Cash return on average tangible assets	0.99%	0.94%	0.95%	0.95%
Cash return on average tangible equity	19.61%	17.66%	18.00%	17.88%

(1)
Basic earnings per share is calculated by dividing the cash earnings by the average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing the cash earnings by the average number of common shares outstanding for the period, including additional shares that would have been outstanding if dilutive potential shares had been issued.

(2)
Cash return on average tangible assets and equity has been annualized for the three months and nine months ended September 30, 2001 and 2000.

    This news release may contain forward-looking statements that involve risk and uncertainties, with respect to the results of operations and other uncertainties which may not be known or anticipated by the Company. While management of the Company uses its best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause the Company's actual results to vary materially from the future results indicated in such forward-looking statements.

TABLES TO FOLLOW

MB FINANCIAL, INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Statement Amounts in Thousands)

	September 30, 2001	December 31, 2000	September 30, 2000
ASSETS
Cash and due from banks	$27,882	$31,989	$25,072
Other interest bearing deposits	2,406	2,300	1,378
Investment securities available for sale	178,437	233,063	253,964
Stock in Federal Home Loan Bank	4,055	7,290	7,290
Loans (net of allowance for loan losses of $14,856 at September 30, 2001, $13,837 at December 31, 2000 and $12,925 at September 30, 2000	1,300,467	1,043,326	1,020,663
Lease investments, net	46,637	45,344	44,355
Premises and equipment, net	18,830	15,465	15,676
Cash surrender value of life insurance	33,323	31,703	31,179
Interest only securities	8,816	10,538	12,225
Intangibles, net	20,209	14,466	14,960
Other assets	18,954	22,764	32,122

Total assets	$1,660,016	$1,458,248	$1,458,884

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Non-interest bearing	$162,577	$157,237	$147,805
Interest bearing	1,085,807	912,027	867,417

Total deposits	1,248,384	1,069,264	1,015,222
Short-term borrowings	238,337	249,614	303,190
Long-term borrowings	53,754	31,596	32,135
Other liabilities	15,979	16,033	21,052

Total liabilities	1,556,454	1,366,507	1,371,599

Stockholders' Equity
Common stock, ($0.01 par value; authorized 20,000,000 shares; issued 7,064,515 shares)	71	71	71
Additional paid-in capital	50,641	50,656	50,656
Retained earnings	53,663	43,791	40,657
Accumulated other comprehensive income (loss)	670	(2,777)	(4,099)
Less: Treasury stock (59,699 shares at cost)	(1,483)	—	—

Total stockholders' equity	103,562	91,741	87,285

Total liabilities and stockholders' equity	$1,660,016	$1,458,248	$1,458,884

MB FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Statement Amounts in Thousands except Common Share Data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Interest Income:
Loans	$24,897	$22,621	$72,434	$62,230
Investment securities:
Taxable	3,069	4,453	10,805	13,434
Nontaxable	74	78	219	235
Federal funds sold	25	3	36	3
Other interest bearing accounts	19	19	73	61

Total interest income	28,084	27,174	83,567	75,963

Interest expense:
Deposits	12,004	10,594	36,434	28,224
Short-term borrowings	1,856	4,850	8,912	12,809
Long-term borrowings	1,046	701	2,272	1,972

Total interest expense	14,906	16,145	47,618	43,005

Net interest income	13,178	11,029	35,949	32,958
Provision for loan losses	750	750	2,150	2,340

Net interest income after provision for loan losses	12,428	10,279	33,799	30,618

Other income:
Loan service fees	1,062	(438)	2,629	955
Deposit service fees	968	867	2,829	2,539
Lease financing, net	180	647	1,313	1,313
Net gains on sale of securities available for sale	34	—	127	—
Increase in cash surrender value of life insurance	557	515	1,621	1,179
Other operating income	420	1,015	1,284	2,132

	3,221	2,606	9,803	8,118

Other expense:
Salaries and employee benefits	5,254	4,671	15,038	13,955
Occupancy and equipment expense	1,670	1,721	5,010	5,056
Intangibles amortization expense	569	491	1,527	1,460
Advertising and marketing expense	427	404	1,310	1,215
Other operating expenses	2,023	1,432	5,551	4,952

	9,943	8,719	28,436	26,638

Income before income taxes	5,706	4,166	15,166	12,098
Income taxes	2,072	1,216	5,294	3,627

Net Income	$3,634	$2,950	$9,872	$8,471

Common share data:
Basic earnings per common share	$0.52	$0.42	$1.40	$1.20
Diluted earnings per common share	$0.49	$0.42	$1.35	$1.19
Weighted average common shares outstanding	7,052,478	7,064,515	7,060,274	7,064,515
Weighted average common including dilutive shares	7,429,102	7,106,362	7,330,318	7,106,362

MB Financial, Inc.

SELECTED FINANCIAL RATIOS
(Unaudited)

	At or For the Three Months Ended		At or For the Nine Months Ended
	September 30, 2001	September 30, 2000	September 30, 2001	September 30, 2000
Performance Ratios:
Return on average assets	0.87%	0.82%	0.83%	0.83%
Return on average equity	13.95	13.87	13.31	13.79
Net interest rate spread	3.12	3.02	2.99	3.18
Efficiency ratio	60.61	63.75	62.17	64.65
Efficiency ratio without purchase accounting	57.15	60.88	58.83	61.11
Net interest margin	3.47	3.45	3.35	3.61
Other expense to average assets	2.37	2.42	2.39	2.60
Average interest-earning assets to average interest-bearing liabilities	109.17	108.52	108.42	109.03
Net interest income to other expense	132.52	126.49	126.42	123.73
Cash Earnings:
Performance ratios:
Cash return on average tangible assets	0.99%	0.94%	0.95%	0.95%
Cash return on average tangible equity	19.61	17.66	18.00	17.88
Asset Quality Ratios:
Non-performing loans to total loans	0.37%	0.93%	0.37%	0.93%
Non-performing assets to total assets	0.34	0.69	0.34	0.69
Allowance for loan losses to total loans	1.13	1.25	1.13	1.25
Allowance for loan losses to non-performing loans	306.75	134.34	306.75	134.34
Capital Ratios:
Average equity to average assets	6.21%	5.91%	6.22%	5.99%
Equity to total assets	6.24	5.98	6.24	5.98
Company's Capital Ratios:
Total capital (to risk-weighted assets)	9.77%	9.34	9.77%	9.34
Tier 1 capital (to risk-weighted assets)	7.60	8.30	7.60	8.30
Tier 1 capital (to average assets)	6.59	7.22	6.59	7.22
Bank's Capital Ratios:
Total capital (to risk-weighted assets)	11.48%	10.11%	11.48%	10.11%
Tier 1 capital (to risk-weighted assets)	9.31	9.06	9.31	9.06
Tier 1 capital (to average assets)	8.07	7.90	8.07	7.90

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  PRESS RELEASE
  CONSOLIDATED BALANCE SHEETS (Unaudited) (Statement Amounts in Thousands)
  CONSOLIDATED STATEMENTS OF INCOME (Statement Amounts in Thousands except Common Share Data) (Unaudited)
  SELECTED FINANCIAL RATIOS (Unaudited)